Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 4, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Duane Reade Inc. and Duane Reade

Amendment No. 2 to Registration Statement on Form S-4 (File 333-162549)

Ladies and Gentlemen:

On behalf of our clients, Duane Reade Inc., a Delaware corporation (the “Company”), Duane Reade, a New York general partnership, the parent of the Company, Duane Reade Holdings, Inc., and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced below, we are transmitting for filing with the Securities and Exchange Commission in electronic form (i) Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 30, 2009 and (ii) an Acceleration Request requesting that the Registration Statement be accelerated to 9:00 A.M., New York City time, on November 6, 2009, or as soon thereafter as may be practicable.

As we discussed, Amendment No. 2 to the Registration Statement has been updated to include the financial information relating to the thirteen weeks and thirty-nine weeks ended September 26, 2009 in the Recent Developments section starting on page 4 and in the newly added Appendix A.

Should you have any questions regarding the Registration Statement, please feel free to contact Lawrence G. Wee at (212) 373-3052 or me at (212) 373-3389.

Very truly yours,

/s/ Tara Doolan
Tara Doolan

cc:	Phillip A. Bradley, Esq.

Duane Reade Inc. and Duane Reade

Lawrence G. Wee, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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